Filed by Apollo Global Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

under the Securities Exchange Act of 1934

Subject Company: Athene Holding Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 10, 2021

Apollo Global Management, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35107	20-8880053
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9 West 57th Street, 43rd Floor

New York, New York 10019

(Address of principal executive offices) (Zip Code)

(212) 515-3200

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	APO	New York Stock Exchange
6.375% Series A Preferred Stock	APO.PR A	New York Stock Exchange
6.375% Series B Preferred Stock	APO.PR B	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

New Director Appointment

On June 10, 2021, the Class C Stockholder of Apollo Global Management, Inc. (“AGM”) voted to increase the size of AGM’s Board of Directors (the “Board”) to thirteen (13) directors, and appointed David Simon to fill the resulting vacancy, effective as of June 15, 2021. The executive committee of the Board has determined that Mr. Simon is an independent director as defined by the listing standards of the New York Stock Exchange (“NYSE”).

There are no actual or proposed transactions between Mr. Simon or any of his related persons and AGM that would require disclosure under Item 404(a) of Regulation S-K.

For his services as an independent director of the Board, Mr. Simon will be entitled to compensation in accordance with the independent director compensation outlined under the caption “Director Compensation” in Item 11 of AGM’s Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission (“SEC”) on February 19, 2021 (the “2020 Annual Report”).

It is anticipated that Mr. Simon will enter into a standard indemnification agreement with AGM as more fully described under the caption “Indemnification of Directors, Officers and Others” in Item 13 of the 2020 Annual Report.

Decision Not to Seek Re-Election

On June 10, 2021, Siddhartha Mukherjee, a member of the Board, informed AGM of his decision not to seek re-election at AGM’s next annual meeting of stockholders. It is anticipated that Mr. Mukherjee will continue to provide advice to AGM on technology matters after the completion of his term as a director.

Item 7.01	Regulation FD Disclosure.

On June 11, 2021, AGM issued a press release announcing the appointment of Mr. Simon, Mr. Mukherjee’s decision not to stand for re-election at AGM’s next annual meeting of stockholders, as well as the anticipated appointment of Mr. James Belardi, Mr. Marc Beilinson, Ms. Mitra Hormozi and Mr. Lynn Swann to the board of directors of Tango Holdings, Inc. (“HoldCo”) after the closing of the Apollo-Athene merger (as described below under “Item 8.01 Other Events”). A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information included in this Item 7.01 “Regulation FD Disclosure” and Exhibit 99.1 is being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01	Other Events

Pursuant to the previously announced merger agreement between AGM and Athene Holding Ltd. (“AHL”), the board of directors of HoldCo after the closing of the Apollo-Athene merger will consist of (i) four directors of AHL in office immediately prior to the effective time of the Apollo-Athene merger selected by the disinterested members of the board of directors of AHL and reasonably acceptable to AGM, including Mr. James Belardi, of which three must qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC, (ii) the directors of AGM in office immediately prior to the effective time of the Apollo-Athene merger and (iii) no more than eighteen directors in the aggregate.

AGM announced today that the four directors of AHL who shall serve on the board of directors of HoldCo after the closing of the Apollo-Athene merger shall be Mr. James Belardi, Mr. Marc A. Beilinson, Ms. Mitra Hormozi and Mr. Lynn Swann. Of these directors, Mr. Beilinson, Ms. Hormozi and Mr. Swann are each expected to qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements that are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, discussions related to AGM’s expectations regarding the performance of its business, its liquidity and capital resources and the other non-historical statements in the discussion and analysis. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this Current Report on Form 8-K, the words “believe,” “anticipate,” “estimate,” “expect,” “intend” and similar expressions are intended to identify forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. These statements are subject to certain risks, uncertainties and assumptions, including those described under the section entitled “Risk Factors” in AGM’s annual report on Form 10-K filed with the SEC on February 19, 2021 and quarterly report on Form 10-Q filed with the SEC on May 10, 2021, as such factors may be updated from time to time in AGM’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Current Report on Form 8-K and in other filings. AGM undertakes no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law. This Current Report on Form 8-K does not constitute an offer of any AGM fund.

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Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Press release dated June 11, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information Regarding the Transaction and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed transaction involving HoldCo, AGM and AHL. The proposed transaction will be submitted to the stockholders of AGM and the shareholders of AHL for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to the stockholders of AGM and the shareholders of AHL. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND AHL ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and AHL, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by AGM will be available free of charge under the “Stockholders” section of AGM’s website located at http://www.apollo.com or by contacting AGM’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com.

Copies of the documents filed with the SEC by AHL will be available free of charge under the “Investors” section of AHL’s website located at http://www.athene.com or by contacting AHL’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

AGM, AHL, HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on August 20, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of AHL is set forth in AHL’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 21, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of AHL, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APOLLO GLOBAL MANAGEMENT, INC.

Date: June 11, 2021	By:	/s/ John J. Suydam
	Name:	John J. Suydam
	Title:	Chief Legal Officer

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